UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 20, 2014

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 – Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Compensatory Arrangements of Certain Officers

On a Form 8-K filed by Denbury Resources Inc. (the "Company") on November 20, 2014, the Company reported the resignations of Craig McPherson, Senior Vice President and Chief Operating Officer, and Charlie Gibson, Senior Vice President – Production Operations, from their positions as officers of the Company. In connection with their resignations from their officers' positions, Mr. McPherson and Mr. Gibson each entered into an Officer Resignation Agreement containing a release of claims and certain restrictive covenants regarding confidentiality, non-competition, non-solicitation, and non-disparagement obligations, and which, in Mr. McPherson's case, provides for him to be paid $832,761 in cash, and in Mr. Gibson's case, provides for him to be paid $521,267 in cash, and for each of them to be employed on a part-time basis and available to the Company until April 1, 2015, for which they will be paid nominal compensation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: November 25, 2014   By: /s/ Alan Rhoades

Alan Rhoades

Vice President and Chief Accounting Officer